Exhibit 99.1

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Manuel FUCHS

Tel.: + 33 (0) 1 47 44 76 29

Alexandre de JOYBERT

Tel.: + 33 (0) 1 47 44 61 41

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 944 195 400 euros

542 051 180 R.C.S. Nanterre

www.total.com

Angola: Total sells its 15% interest in Block 15/06 to Sonangol

Paris, February 4, 2014 – Total announces the sale of its 15% participating interest in the offshore Angola Block 15/06 to Sonangol E&P.

The transaction is valued at 750 million dollars and remains subject to customary approvals.

“The sale of our interest in Block 15/06 is in line with Total’s global strategy to actively manage its portfolio and focus its investment capability on core assets in which it has more material interests, such as Block 17 with the CLOV project currently under development and the future development of Kaombo on Block 32 in Angola” said Jacques Marraud des Grottes, Senior Vice-President Africa at Total’s Exploration and Production.

Block 15/06

Block 15/06 is located approximately 350 km northwest of Luanda in deep offshore Angola and covers approximately 2,984 square kilometres, with a water depth ranging from 220 to 1,700 m.

The north-western hub of the block, currently under construction, is expected to produce in 2015 and a final investment decision for a north-east project is expected to be taken in 2014.

The block is operated by Eni (35%) with partners Total (15%), Sonangol (15%), SSI (a joint affiliate of Sinopec and Sonangol, 25%), Statoil (5%) and Falcon Oil Angola Investimentos (5%).

Total Exploration & Production in Angola

Total has been present in Angola since 1953. In 2013, Total’s SEC* equity production amounted to 186,000 barrels of oil equivalent per day (boe/d). Most of this production comes from Blocks 17, 0 and 14. At the end of 2013, Total’s operated production was around 600,000 boe/d, making it the country’s leading oil operator.

Block 17, where the Group is operator with a 40% interest, is Total’s main asset in Angola. The block contains four major hubs: Girassol-Rosa, Dalia and Pazflor, which are currently in production; and CLOV pooling the discoveries of Cravo, Lirio, Orquidea and Violeta. CLOV’s development was launched in 2010 and is expected to start-up in 2014.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Manuel FUCHS

Tel.: + 33 (0) 1 47 44 76 29

Alexandre de JOYBERT

Tel.: + 33 (0) 1 47 44 61 41

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 944 195 400 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total is also operator of the ultra-deepwater Block 32, in which it holds a 30% stake. Twelve discoveries have confirmed the block’s potential for oil production, and studies are underway for a development in the central southeastern sector of the block, the Kaombo development project.

In addition, the Angola LNG project (Total 13.6%), near Soyo, is bringing the country’s natural gas reserves to market. The LNG plant will initially be supplied with associated gas from fields on blocks 15, 17 and 18 and later on from gas fields on blocks 0 and 14.

In Angola, as in all its host countries, the Group ensures that health, safety and environment are paramount priorities. Moreover, Total is committed to developing the Angolan oil industry by recruiting and training local workforce. Total is strengthening the local economy through its ambitious “Angolanization” and technology transfer plan. Total E&P Angola implements a transparent, wide-reaching corporate social responsibility process focused on three main areas: health, education and local economic development.

*  SEC: U.S. Securities and Exchange Commission

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com